[Standard Pacific Letterhead]

December 10, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Pamela Long, Assistant Director

                 Sherry Haywood, Staff Attorney

Re:	Standard Pacific Corp.

Registration Statement on Form S-4 (File No. 333-162965)

Ladies and Gentlemen:

Standard Pacific Corp., on behalf of itself and the co-registrants listed in the above referenced Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Monday, December 14, 2009, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with the above request, the Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Securities and Exchange Commission

December 10, 2009

Very truly yours,

/s/ John P. Babel
John P. Babel
Senior Vice President, General Counsel and Secretary

cc:	Michelle Hodges, Gibson, Dunn & Crutcher LLP

[Acceleration Request]